UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Translation into English from original press release in Spanish, dated November 1, 2004.

 SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 263/ 2004

DATE: 01/ 11/ 2004

      PRESIDENT VICENTE FOX APPOINTS LUIS RAMIREZ CORZO AS
NEW DIRECTOR GENERAL OF PETRÓLEOS MEXICANOS

      He substitutes Mr. Raúl Muñoz Leos

      Fernando Elizondo Barragan gave possession of the office to the new Director

        Effective today, November 1st, the President of the Mexican Republic appointed Engineer Luis Ramírez Corzo as new Director General of Petróleos Mexicanos, in substitution of Engineer Raúl Muñoz Leos.

        Lic. Fernando Elizondo Barragán, as head of the Energy Department and President of the Board of Directors of the company, was in charge of communicating the substitution to the involved persons, giving possession of the office to the new Director and adopting all other necessary measures.

        The change in the direction of Pemex is due to the current circumstances and future perspectives of the Company. Its purpose is to renew the impulse and strengthen the leadership that the company needs in the final phase of the administration.

        Since the year 2001, Engineer Ramirez Corzo has been Director General of Pemex-Exploration and Production, the main subsidiary of the company and has ample knowledge of its operations, plans and projections.

        The substitution of Engineer Ramírez Corzo in Pemex-Exploration and Production shall be conveniently decided, pursuant to the provisions of the Organic Law of Petróleos Mexicanos.

        The Secretary of Energy thanked Engineer Muñoz Leos for his contribution to the progress of the company during this important stage, and this morning, he formalized Engineer Ramirez Corzo’s appointment, at the Meeting Room of the Secretaría de Energía (Ministry of Energy).

* * * * * * * * * * * * *

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: November 5, 2004

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.